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                                                                EXHIBIT 23(d)(2)

                    ADDENDUM TO INVESTMENT COUNSEL AGREEMENT

AGREEMENT made in Boston, Massachusetts, this 22nd day of September, 2003, between Longleaf Partners International Fund (the "Fund"), the third series of LONGLEAF PARTNERS FUNDS TRUST, a Massachusetts business trust, and SOUTHEASTERN ASSET MANAGEMENT, INC., a Tennessee corporation (hereinafter referred to as "the Investment Counsel.").

In consideration of the mutual covenants herein made, the Fund and the Investment Counsel understand and agree as follows:

1. Recitations.

The Fund is an investment company registered with the Securities and Exchange Commission under the provisions of the Investment Company Act of 1940, and was organized pursuant to an Amendment effective August 11, 1998 to the Declaration of Trust of Longleaf Partners Funds Trust, originally effective on November 26, 1986, under the name Southeastern Asset Management Value Trust (the "Master Trust"). The Investment Counsel is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. The Fund and the Investment Counsel are parties to an Investment Counsel Agreement dated August 11, 1998, and subsequently renewed from time to time (the "Agreement") under which the Investment Counsel provides investment advisory and management services to the Fund.

The Board of Trustees of the Fund and the Investment Counsel, in connection with the renewal of the Investment Counsel Agreement for the period November 1, 2003 through October 31, 2004, have agreed to reduce the investment counsel fee on assets above $2.5 billion from 1.5% per annum of the Fund's average daily net assets to 1.25% of average daily net assets.

2. Amendment of Section 6.

The Investment Counsel and the Fund hereby agree that effective immediately,
Section 6 of the Agreement shall be replaced with the following:

         6. For the services to be rendered, the facilities furnished, and the expenses assumed by the Investment Counsel, the Fund shall pay to the Investment Counsel an Investment Counsel Fee which shall be accrued daily and paid monthly in arrears equal to 1.50% per annum of the Fund's average daily net assets on the first $2,500,000,000 in average daily net assets and 1.25% per annum for all additional average daily net assets. Such calculations shall be made by applying 1/365ths of the annual rate to the Fund's net assets each day determined as of the time the net asset value is determined on that day or if the net asset value is not determined on that day, on the last previous business day it was so determined. If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for the part of the month

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         this Agreement is in effect shall be prorated in a manner consistent with the calculation of fees as set forth above. Subject to the provisions of paragraph 8 hereof, payment of the compensation to the Investment Counsel for the preceding month shall be made as promptly as possible after completion of the computations described in paragraph 8 hereof.

IN WITNESS WHEREOF, the parties have executed this Addendum this 22nd day of September, 2003.

Southeastern Asset Management, Inc.                       Longleaf Partners
                                                          International Fund

 /s/ O. Mason Hawkins                                     /s/ Margaret H. Child
------------------------                                ------------------------
By: O. Mason Hawkins                                      By: Margaret H. Child
Chairman & CEO                                             Trustee